SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(B)

DR. TATTOFF, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

26139J107

(CUSIP Number)

MAY 28, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]   Rule 13d-1(b)

[ x ]   Rule 13d-1(c)

[    ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  26139J107                                             SCHEDULE 13G/A                           Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Andrew M. Heller 2009 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] N/A (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,680,534*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,680,534*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,534*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.2%**
12	TYPE OF REPORTING PERSON OO

*Securities beneficially owned by the Trust consist of 1,530,613 shares of common stock and warrants exercisable for 842,229 shares of common stock and secured senior subordinated convertible promissory notes convertible into 307,692 shares of common stock.

** Based on 19,164,294 shares outstanding as of October 31, 2013 plus the 1,149,921 shares underlying the warrants and secured senior subordinated convertible promissory notes beneficially owned by the Trust.

CUSIP NO.  26139J107                                             SCHEDULE 13G/A                           Page 3 of 5

Item 1(a).

Name of Issuer:

Dr. Tattoff, Inc.

Item 1(b).

Address of Issuer's Principal Executive Offices:

8500 Wilshire Boulevard, Suite 105

Beverly Hills, California 90211

Item 2(a).

Name of Person Filing:

The Andrew W. Heller 2009 GRAT

Item 2(b).

Address of Principal Business Office or, if None, Residence:

29 Bancroft Mills Road, 2nd Floor

Wilmington, DE 19806

Item 2(c).

Citizenship:

The Trust is a Delaware trust

Item 2(d).

Title of Class of Securities:

 Common Stock, $.0001

Item 2(e).

CUSIP Number:

26139J107

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

(a)

[ ] Broker or dealer registered under Section 15 of the Act;

(b)

[ ] Bank as defined in Section 3(a)(6) of the Act;

(c)

[ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d)

[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)

[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP NO.  26139J107                                             SCHEDULE 13G/A                           Page 4 of 5

(j)

[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)

[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

N/A

Item 4.

Ownership.

(a)

Amount beneficially owned:

See Row 9 on the cover page hereto.

(b)

Percent of class:

See Row 11 on the cover page hereto.

(c)

Number of shares as to which such person has:

(i)

sole power to vote or direct the vote:

See Row 5 on the cover page hereto.

(ii)

shared power to vote or direct the vote:

See Row 6 on the cover page hereto.

(iii)

sole power to dispose or to direct the disposition of:

See Row 7 on the cover page hereto.

(iv)

shared power to dispose or direct the disposition of:
See Row 8 on the cover page hereto.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.

Identification and Classification of the Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.  26139J107                                             SCHEDULE 13G/A                           Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 7, 2014

THE ANDREW M. HELLER 2009 GRAT

By: Commonwealth Trust Company, Trustee

By:/s/Cynthia M. Brown

Name: Cynthia M. Brown

Title: President